Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 19, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jill S. Davis, Branch Chief

Re:	Response Submitted in the Matter of EnCana Corporation’s

Form 40-F for the Fiscal Year Ended December 31, 2007 (File No. 1-5226)

Ladies and Gentlemen:

On behalf of our client, EnCana Corporation (“EnCana” or the “Company”) and in response to the comment letter dated October 29, 2008 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), EnCana has asked us to submit to you its responses to the Comment Letter (the “Responses”) relating to its annual report on Form 40-F for the fiscal year ended December 31, 2007. Attached as Annex A hereto, please find the Responses.

The contact information of the responsible representative at EnCana is Mr. Brian C. Ferguson, Executive Vice-President & Chief Financial Officer, 1800-855 2nd Street, S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5; telephone: (403) 645-2000.

In addition, please note that the submission of the Responses is without prejudice to, and with full reservation of, all privileges, rights and protections that may apply, including the attorney-client privilege and work product doctrine.

U.S. Securities and Exchange Commission

If the Staff wishes to discuss this letter or the attached documents, please contact Mr. Ferguson or me at (212) 373-3078.

Very truly yours,
/s/ Andrew J. Foley
Andrew J. Foley

cc:	Brian C. Ferguson
Bill Stevenson
David Sheridan
EnCana Corporation

U.S. Securities and Exchange Commission	A-1

ANNEX A

COMPANY RESPONSES

The headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses to the Staff’s comments are as follows:

Form 40-F for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 4 Segmented Information, page 15

1.

We note your response to prior comment number two from our letter dated July 30, 2008. We note that paragraph 23 of AcG-16 states: “Under full cost accounting the net carrying amount of properties other than those in (a)-(c) above is not known.” The guidance appears to support the presumption that all costs within a cost center lose their identity, unless they are disposed of in accordance with parts (a)-(c). Please expand your previous response to specifically address this guidance, and explain in detail how such guidance factors into your conclusion that you are able to measure your oil and gas activities at a level below the full cost pool.

RESPONSE TO COMMENT 1

We believe that AcG-16 provides guidance that is, in part, inconsistent with the segment reporting requirements outlined in the CICA Handbook Section 1701 when applied to an organization structure such as EnCana's. EnCana is currently structured and reports its segments on a divisional basis, whereas AcG-16 promotes a presentation on a country cost centre basis. As noted in our August 21 response, EnCana's presentation of divisional disclosures is informative to the users of its financial statements and is consistent with both the segment reporting requirements and paragraph 61 of AcG-16. That said, as you note, paragraph 23 of AcG-16 may support an interpretation whereby the net carrying amount of properties within a cost centre is not known. Accordingly, EnCana proposes to present its property, plant and equipment and total assets on a country cost centre basis in our segmented information for financial reporting purposes in our Form 40-F for the fiscal year ended December 31, 2008 and, where appropriate, in all subsequent Form 40-Fs that we file.

U.S. Securities and Exchange Commission	B-1

ANNEX B

EnCana Corporation

1800-855 2nd Street, S.W.

P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

November 19, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jill S. Davis, Branch Chief

Re:	Response Submitted in the Matter of EnCana Corporation’s Form 40-F for the Fiscal Year Ended December 31, 2007 (File No. 1-5226)

Ladies and Gentlemen:

On behalf of EnCana Corporation (the “Company”), I hereby acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the fiscal year ended December 31, 2007 (the “Filing”);

2.

comments by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Brian C. Ferguson
Brian C. Ferguson, Executive Vice-President & Chief Financial Officer